UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40024

MicroAlgo Inc.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

+(86)0755-88600589

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On December 5, 2024, MicroAlgo Inc. (the “Company”) issued a press release containing the results of the 2024 General Meeting of the Shareholders, which among other things, announced (i) the approval by the Company shareholders of the 20 for 1 share consolidation (the “Share Consolidation”), and (ii) the market effective date of December 11, 2024, for the Share Consolidation.

However, the market effective date was announced in error. The correct market effective date for the Share Consolidation is December 13, 2024.

On December 6, 2024, the Company issued a new press release to announce that the market effective date of the Share Consolidation is December 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROALGO INC

By:	/s/ Min Shu
Name:	Min Shu
Title:	Chief Executive and Operations Officer

Date: December 6, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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